DAM HOLDINGS, INC.
PO BOX 503
TOTOWA, NJ 07511

March 22, 2011

Mr. Lyn Shenk
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549-5546

Facsimile No.: 703-813-6967

Re:	DAM Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed on April 15, 2010
Form 10-Q for Quarter Ended September 30, 2010
Filed on November 8, 2010
File No. 000-50370

Dear Mr. Shenk:

This is in response to the Staff’s comment letter, dated November 22, 2010, relating to the annual report on Form 10-K of DAM Holdings, Inc. (“the Company”) for the fiscal year ended December 31, 2009 (the “2009 10-K”) and the quarterly report on Form 10-Q of the Company for the quarter ended September 31, 2010 (the “2010 10-Q”).

We will submit a copy of this letter as “correspondence” via EDGAR. For the Staff’s comments which may require revised disclosure, we propose to include the revised disclosure in our annual report on Form 10-K for the fiscal year ending December 31, 2010 (the “2010 Form 10-K”). The revised disclosure in the 2010 Form 10-K will reflect facts, data and conditions as of the respective dates as will be required or otherwise described in the 2010 Form 10-K.

For your convenience, we have included your comments in this response letter in italicized form and keyed our response accordingly. The page number references in our responses are to the 2009 10-K and 2010 10-Q. Our responses to the comments are as follows:

Form 10-K for Fiscal Year Ended December 31, 2009
Item 6 Management’s Discussion and Analysis
Results of Operations, page 13

1.	Please revise future filings to discuss and analyze the reasons for changes in results, rather than merely reciting figures from the income statement.

Response:

The Company confirms to the staff that expanded disclosure regarding the reasons for changes in results will be discussed including the specific disclosure requested in the Staff’s comment which will be provided in future filings.

Item 7. Financial Statements
Comparative Consolidated Balance Sheet page F-3

2.
Please reconcile for us the amounts presented in the balance sheets to the amounts presented in the footnotes for the following accounts:
● Inventories;
● Property, plant equipment; and
● Debt financing (including the classification between short-term and long-term).

Response:

Inventory and Property, Plant and Equipment include a typographical error in the table entries as to Note 1 and Note 5, the Balance Sheet entries are correct and the Notes should read as follows:

	Balance Sheet		Footnote
	2009	2008	2009	2008

			Note 1 - Inventory
Inventory as filed	92,738	85,749	92,738	67,832
Inventory correct	92,738	85,749	92,738	85,749

			Note 5 - Equipment
Equipment as filed	14,600	36,896	92,738	85,749
Equipment correct	14,600	36,896	14,600	36,896

Debt financing includes classification differences between the Balance Sheet presentation and Note 6 presentation.  The elements of the presentations are:

3.	Please tell us how you concluded that Inventory and property and equipment were not impaired at December 31, 2009.

Response:

The Company determined that its inventory and property and equipment were impaired at December 31, 2008 in the amount of $17,898 and established an impairment allowance in this amount.  The Company reviewed this allowance at each reporting period thereafter and determined that no events occurred which served to further impair the value of the inventory items.  The review included comparison of the value of parts and equipment to values of items in similar condition offered for sale by vendors of the parts and inventory items.  The review also included a review of the Company’s equipment and it was determined that no impairment (other than normal wear and tear) had occurred during the measurement period and that normal depreciation expense was appropriate.

Supplemental Schedule of Non-cash Investing and Financing Activities, page F-6

4.	Please reconcile the amount disclosed here as issued for services to the amounts in the Statements of Stockholder’s Deficit for both fiscal year 2009 and 2008.

Response:

	Supplemental Schedule of Non-cash Activities		Statements of Stockholder's Deficit
	2009	2008	2009	2008

Stock issued for services as filed:
The Company issued common stock for services in the amount of $75,658.	75,658		54,464

The Company issued promissory notes in payment of accrued officers compensation and accounts payable due shareholders in the amount of $150,000.	150,000

The Company issued common stock for services in the amount of $357,545.		357,545		357,543

Stock issued for services correct:
The Company issued common stock for services in the amount of $54,464.	54,464		54,464

The Company issued promissory notes in payment of accrued officers compensation and accounts payable due shareholders in the amount of $150,000.	150,000

The Company issued common stock for services in the amount of $357,545.		357,545		357,543

Note 2. Summary of Significant Accounting Policies
Inventories, page F-9

5.
Please tell us your basis in the accounting literature for classifying motorcycle prototypes as inventory rather than expensing such costs as incurred as research and development costs or depreciating such costs as a component of property and equipment over their expected useful lives.

Response:

The term prototype” is defined as “an original model on which something is patterned or a first full-scale and usually functional form of a new type or design of a construction.  The motorcycles encompassed in this term are the Pennsylvania and the Delaware both of which, though first in their series, are fully functioning, street legal and are products available and offered for sale to customers in the ordinary course of the Company’s business.  Photographs of the Pennsylvania and the Delaware are included in Item 1 – Description of Business.  There are minor subassemblies which may be considered prototype items.  Future filings will separately state finished goods for resale from prototype items.

Note 6 Debt and Commitments

6.	Please tell us and revise future filings to clearly disclose which debt is in default.

Response:

The debts in default consist of five (5) promissory notes that have dates certain specified payment dates.  The dates certain have passed and the notes are currently due and payable, the notes are in the original principal balance of (i) 5,000, (ii) 20,000, (iii) 20,000, (iv) 5,000, and (v) 5,000,

The Company confirms to the staff that disclosure regarding notes-in-default will be indentified including the specific disclosure requested in the Staff’s comment which will be provided in future filings.

Form 10-Q for Quarter Ended September 30, 2010 Item 2. Management’s Discussion and Analysis

7.
Please revise future filings to include a results of operations discussion for the current period compared to the prior period and for the current year to date period compared to the prior year to date period.

Response:

The Company confirms to the staff that expanded disclosure regarding the results of operations for a respective current period compared to a prior period and for a respective current year to date period compared to the prior year to date period will be discussed including the specific disclosure requested in the Staff’s comment which will be provided in future filings.

Item 4T Controls and Procedures

8.
Your disclosure here specifically refers to only a portion of the disclosure controls and procedures as defined in Exchange Act rules 13a-15(c) and 15d-15(c).  That is, you did not also indicate the portion of the disclosure controls and procedures that are designed to ensure that information required to be disclosed in reports filed or submitted under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.  Although there is no requirement to disclose the full definition, specific reference to only a portion of the definition gives the appearance of limiting management’s conclusion solely to the portion referred to.  Please represent to us and revise future filings for management’s conclusion in regard to the company’s disclosure controls and procedures as fully defined in Exchange Act rules 13a-15(c) and 15-d-15(c).

Response:

The Company herewith represents to the Staff that the responsible executive has conducted an evaluation of the Company’s disclosure controls and procedures, as such term is defined under Rule 13a-15(c) and Rule 15d-15(c) promulgated under the Exchange Act, as of the date of this response.  Such review has determined a weakness in proof reading and final preparation of financial statement note disclosure summary information.  The Company confirms to the staff that an affirmative statement as to the the Company’s disclosure controls and procedures as fully defined in Exchange Act rules 13a-15(c) and 15-d-15(c).will be made including the specific disclosure requested in the Staff’s comment which will be provided in future filings.

9.	Additionally, please represent to us and revise future filings to include an affirmative statement as to the effectiveness or ineffectiveness of your disclosure controls and procedures.

Response:

The Company’s Chief Executive and Chief Financial Officer, Mark S. Klein, has reviewed the Company’s disclosure controls and procedures as of the end of the period ending September 30, 2010.  Based upon this review, this officer believes that the Company’s disclosure controls and procedures are effective in ensuring that information that is required to be disclosed by the Company in reports that it files under the Securities Exchange Act of 1934 is recorded, processed and summarized and reported within the time periods specified in the rules of the Securities and Exchange Commission.

However, the review disclosed clerical errors in footnote preparation and transcription which were not corrected prior to the filing of the Company’s Form 10-K for the year ending December 31, 2009 and the Company has implemented additional proof reading procedures for future filings.

The Company confirms to the staff that an affirmative statement as to the effectiveness or ineffectiveness of the Company’s disclosure controls and procedures will be made including the specific disclosure requested in the Staff’s comment which will be provided in future filings.

In connection with responding to the Staff’s comments, the Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

●
the Staff’s comments or changes to disclosure in response to the Staff’s comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Company’s filings; and

●	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss the foregoing, please contact Mark S. Klein (President) at 973-981-8626 or Charles A. Koenig (Company Attorney) at 614-241-5902.

Sincerely,

/s/ Mark S. Klein
Mark S. Klein
President

Cc:           Ms. Aamira Chaudhry
(Securities and Exchange Commission)